Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Met-Pro Corporation

Commission File No. 001-07763

Dear Fellow Employees:

I am excited to inform you that earlier this morning we announced that Met-Pro Corporation and CECO Environmental Corp. have entered into an Agreement and Plan of Merger whereby CECO Environmental will be acquiring Met-Pro Corporation in a cash and stock transaction. This is a strategically and financially compelling combination that brings together our two highly complementary and successful businesses thereby creating a strong, diverse platform for future growth. Furthermore, it offers significant value to all shareholders as the combined company will have significant upside potential. A Met-Pro/CECO combination will create a $300 million revenue business with significant financial strength that will support our continued organic growth strategies and provide a more robust acquisition capacity. In summary, it is a win-win for both companies.

Met-Pro and CECO are an excellent fit, as our portfolios are truly complementary and allow for product expansion. The combined entity will move us into a leadership position within the Product Recovery/Pollution Control sector and give us the ability to expand businesses domestically and internationally by benefiting from each company’s strengths including our operations and sales teams, and global manufacturing footprint. As you know, we are both small public companies. This merger provides increased size and greater financial stability to grow even further and build a more sustainable future for our employees, customers and other business partners. Please note that Met-Pro and CECO leadership have been discussing and evaluating this exciting opportunity for a significant period of time. Our in-depth analysis confirms our belief of positive shareholder value creation.

As in any transaction of this type, the consummation of the merger is subject to various conditions. The completion of the merger is currently expected in the third quarter of this year. However, until the transaction is complete, Met-Pro Corporation and CECO Environmental will remain separate companies, and for all intents and purposes operate on a business as usual basis.

This exciting opportunity was made possible through the valuable contributions each of you have made to the significant success achieved by our companies. The key to our success has been, and will continue to be, our people. As we move forward, we ask that you continue to focus on your day-to-day responsibilities and on providing our customers with the exceptional quality and service they have come to expect. Our combined future is bright and brings with it many long term opportunities that would not be available if we remained separate.

Because we understand that you may have some questions about today’s announcement, we have created an internal HR mailbox (HRNotify@met-pro.com or HRNotify when sending an e-mail internally) for you to submit questions of a broad interest to the organization. Employees without e-mail accounts can submit questions via their supervisor. Responses to your questions will be periodically posted on the company’s intranet. However, please keep in mind that there may be questions that we cannot answer at a particular time. In the coming weeks, we will keep you informed as the process moves forward.

Your dedication and accomplishments have made this exciting opportunity possible. Thank you for all you have done and for your efforts going forward. As always, it’s an honor and a privilege to work with each of you.

Sincerely,

/s/ Ray De Hont	/s/ Jeff Lang
Ray De Hont	Jeff Lang
Met-Pro Corporation	CECO Environmental

Forward Looking Statements

Information in this document contains forward-looking statements, which involve a number of risks and uncertainties. CECO Environmental Corp. (“CECO”) and Met-Pro Corporation (“Met-Pro”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving CECO and Met-Pro, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CECO or Met-Pro stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in CECO’s and Met-Pro’s filings with the SEC. CECO and Met-Pro disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise

Additional Information and Where to Find It

This material is not a substitute for the prospectus/proxy statement CECO and Met-Pro will file with the SEC. Investors in CECO or Met-Pro are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents that will be filed by the Company and Met-Pro with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to CECO Environmental Corp., 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations; or to Met-Pro Corporation, 160 Cassell Road, Harleysville, Pennsylvania 19438, Attention: Investor Relations. A final prospectus/proxy statement will be mailed to CECO’s stockholders and shareholders of Met-Pro.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

CECO and Met-Pro, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2012. Information about the directors and executive officers of Met-Pro is set forth in the proxy statement for Met-Pro’s 2013 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.